SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 07, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001 -80
Corporate Registry ID (NIRE) 35.3000.1683 -1

EXTRACT OF THE MINUTES OF THE SIX HUNDREDTH FIFTY SECOND BOARD OF
DIRECTORS MEETING

On June 26, 2006, at 09:00 am, by call of the Chairman of the Board of Directors, on an ordinary basis, pursuant to the provisions in the Article 15 of the Company’s Bylaws, in the meeting room of the Board of Directors located at Rua Bela Cintra, 847 – 10º andar, São Paulo, the members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP met, appointed and undersigned hereinbelow. ...... Subsequently, the Chairman of the Board of Directors, Mauro Guilherme Jardim Arce, left the meeting to comply with an appointment, and the meeting was conducted by the Vice Chairman of the Board of Directors, Fernando Carvalho Braga. Proceeding with the meeting, the Chairman in office of the Board of Directors pointed out item II of the agenda, “Composition of the Audit Committee”, and mentioned that the Extraordinary General Meeting as of June 19, 2006 elected Mr. Farrer Jonathan Paul Lascelles Pallin as member of the Board of Directors, in a vacancy established to meet the requirement of one qualified independent member as financial export in the Audit Committee, and his term of office will be equal to the one of the other Board Members. In the occasion, he justified the absence of the referred Board Member by reason of a trip aboard and mentioned that the signature of the Instrument of Investiture shall take place in a maximum period of 30 days counted from the performance of the Extraordinary General Meeting which elected him, jointly with the execution of the Managers’ Instrument of Agreement, as provided for in the Novo Mercado (New Market) Listing Rules of the São Paulo Stock Exchange – BOVESPA, and other documents required by the pertinent legislation, under penalty of canceling his election. The Chairman in office of the Board of Directors also affirmed that Mister Farrer Jonathan Paul Lascelles Pallin, by means of a declaration signed by him, agreed with the election for the Board of Directors and with the participation in the Audit Committee. After the matter was voted and the compliance with the legal and statutory requirements was verified, the composition of the Audit Committee exclusively by three Members, mentioned as follows, was approved by unanimous vote: as the Financial Expert and Coordinator of the Committee, Farrer Jonathan Paul Lascelles Pallin, and as members Fernando Maida Dall’Acqua and Mário Engler Pinto Júnior, and the meetings of the Audit Committee must start immediately after the investiture of the new Member elected. The monthly compensation of the members of the Audit Committee was determined by the Defense Council of the State Capital – CODEC, by means of the Opinion 150/2005, as of 12/14/2005, and the own Annual Budget for the performance of the functions of the Audit Committee will be opportunely submitted to the approval of the Board of Directors, under the terms of the Article 22 of the Bylaws. These minutes, after being approved, were signed by the attending Board of Directors Members. Mauro Guilherme Jardim Arce – Chairman, Fernando Carvalho Braga, Ademar Pereira, Alexander Bialer, Fernando Maida Dall’Acqua, Fernando Vasco Leça do Nascimento, Gustavo de Sá e Silva, Mário Engler Pinto Júnior and Monica Herman Salem Caggiano. São Paulo, June 26, 2006. Fernando Carvalho Braga, Chairman in office of the Board of Directors. Ligia Ourives da Cruz Ferreira, Secretary of the Board of Directors. SECRETARIAT OF CITIZENSHIP DEFENSE AND JUSTICE. TRADE BOARD OF THE STATE OF SÃO PAULO. I certify the Registration under #174.165/06 -7, as of 07.04.06. CRISTIANE DA SILVA F. CORRÊA, General Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: July 14, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.